

PART II

OFFERING MEMORANDUM DATED DECEMBER 5TH, 2025

Elf Labs
481 South Holt Ave, Los Angeles CA 90048
www.elflabs.com

Up to $$2,264,909.50 or up to 1,006,582 shares of Class B Common Stock, plus up to 352,303 "Bonus Shares" available to early investors for no additional consideration*

Target Investment Amount: $10,000 (which includes 2.5% Investor Transaction Fee)

Minimum Investment: $974.25 ($998.61 including the Investor Transaction Fee)

Toon Studio, Inc DBA Elf Labs, a California corporation ("Elf Labs", "the Company," "we," or "us"), is offering up to $2,264,909.50 worth of Class B Common Stock. The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount"). The company must reach its Target Amount of $10,000 by April 30, 2026**. Unless the company raises at least the Target Amount of $10,000 under the Regulation CF offering by April 30, 2026, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. Each investor must purchase a minimum of $998.61 worth of shares (433 shares), which includes an Investor Processing Fee.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$ 998.61	$ 84.88	$ 913.72
Investor Fee	$ 24.36		
Aggregate Maximum Offering Amount	$ 2,264,909.50	$ $192,517.31	$ $2,072,392.19

(1) DealMaker Securities LLC charges commissions of eight percent (8.5%) of the Offering proceeds including the Investor Transaction Fee. This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes $5,000 set up fee and $2,000 per month maintenance fee payable to Intermediary and its affiliates.

Investors will be required to pay an Investor Processing Fee of 2.5% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee. All investments will have a maximum Investor Processing Fee of $100.00, which represents the fee for an investment of $4,000.00 or more.

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Elf Labs is a media company that owns the copyrights to the Junior Elf books, which contain some of the most notable IP in the children's entertainment space. This includes characters such as Sleeping Beauty, Snow White, Cinderella, The Little Mermaid, and Rapunzel. The company works to leverage these assets by integrating these renowned characters into fresh entertainment content across a series of different verticals, including animated series, mobile games, licensing and merchandising, interactive web content, and more. The Issuer is incorporated in Delaware and operates its business in California.

Business Plan

Elf Labs currently seeks to develop its own original content that utilizes its famous characters and stories to provide alternative family-friendly entertainment options to families that have been stuck with the same offerings from the same companies in the industry for years. We plan to do this by working with award-winning creatives to craft original and compelling stories that will resonate with the young audiences that have grown up in the age of the internet.

This strategy incorporates multiple forms of media that work together to form a cohesive and immersive experience for children, giving kids tools to build on their already powerful imaginations to truly live and experience the stories and characters they know and love. This includes not only original animated shows that will be offered via streaming platforms, but augmented/virtual reality ("AR/VR") products that can be accessed through a cell phone, fully realized immersive worlds that children can spend hours playing in, and interactive toys powered by AI that can build unique relationships with their owners and connect to these other digital offerings to create a seamless and connected world that children can visit at anytime from anywhere in the world.

We are also developing our own Mobile Virtual Network (MVN) network in partnership with CompaxDigital called Elf Mobile that will offer its customers a tailored mobile plan that pairs unlimited calling, texting, and data with exclusive entertainment and gaming content that leverages Elf Lab's trademarked characters and stories. These offerings include augmented/virtual reality experiences, child-friendly content, unique entertainment tailored to young adults, and additional benefits and rewards. Utilizing cutting edge security technology, Elf Mobile seeks to be the premier mobile plan for parents when they look to get kids their first phone. The issuer owns 80% of Elf Mobile, Inc.

Elf Labs' primary focus is on growing and using its library of copyrights and trademarks in order to create strong, immersive content for its audience. The issuer plans to utilize their existing copyrights to produce children's entertainment content and merchandise featuring their characters. These revenue streams include original animated series, mobile games, interactive web content, as well as licensing fees and merchandise sales. The company is currently working to establish these channels, and has confidence in their ability to quickly grow due to the popularity of the characters within their portfolio.

The issuer is currently in the process of developing new animated series based on these characters in collaboration with Snowball Studios with a goal of selling or licensing the show to existing content hosting companies, or selling the product directly to consumers on existing platforms such as YouTube. The issuer is also working to develop content through additional mediums, such as an interactive website and mobile games. Elf Labs has secured partnerships with technology providers that allow for the efficient production and marketing of its content and characters at a cost that is below what the competitors in the space incur.

Elf Labs looks to go to market with an initial push of its original series along with exclusive merchandise and web content featuring these fresh interpretations of these classic characters. This strategy will begin with the release of Robo Stars, a robot and science fiction twist on the traditional fairy tale characters, before progressing into further developments of the IP. This push is intended to disrupt the traditional entertainment industry model by appealing directly to consumers through hosting platforms such as YouTube, while still potentially licensing the content to appear on other entertainment platforms. This widespread effort will have the purpose of establishing the Elf Labs brand and characters and creating a large, invested audience that will be interested in future Elf Labs content and characters.

As the issuer scales its operations and produces more content, it intends to monetize all the different media creation channels open to it. This includes developing further animated series, web content, and games based on more characters from its IP library, as well as the licensing and merchandising of these characters to generate direct revenue through sales.

The issuer is also set to launch and operate its own Mobile Virtual Network (MVN) network in partnership with T-Mobile called Elf Mobile, Elf Mobile will offer it's customers a tailored mobile plan with that pairs unlimited calling, texting, and data with exclusive entertainment and gaming content that leverage Elf Lab's trademarked characters and stories. These offerings include augmented/virtual reality experiences, child-friendly content, unique entertainment tailored to young adults, and additional benefits and rewards. Utilizing cutting edge security technology, Elf Mobile plans to be the premier mobile plan for parents when they look to get kids their first phone. The issuer owns 80% of Elf Mobile, Inc.

Competitors and Market

Competition

Major competitors in this space are other family-focused animated entertainment producers. These include major studios such as Nickelodeon and Cartoon Network. Elf Labs' advantage in this area is its valuable IP library that contains some of the most recognized and marketable characters in animation. In addition, we have sought a competitive advantage by leveraging our classic character IP with innovative technology to create engaging and interactive entertainment experiences across multiple platforms, setting itself apart from traditional media companies and potentially attracting a dedicated fan base. These competitors are also found operating in the other verticals in which the company is pursuing business, such as family-friendly immersive web content, sales of children's merchandise, and child-appropriate mobile games. Elf Mobile will also be competing with other MVN operators in the country, such as Mint Mobile, Cricket, and Boost Mobile.

Employees

The company consists of three full-time employees.

Regulation

Elf Labs owns the trademarks to our characters and IP and doesn't foresee any changes to U.S. law affecting that.

Property

Elf Labs owns no physical property.

Intellectual Property

Elf Labs owns a substantial catalog of copyrights on characters from both the Junior Elf books as well as additional iterations of those characters developed by the company itself. The total copyrights in the company's portfolio stands at 435.

USA Copyrights

IP NAME	REG#
1001 Arabian Nights	VA 2-030-144
2008 Toon Characters	Vau 983-518
Abe the Auto	VA 2-046-646
Aladdin	VA 2-039-506
Alice In Wonderland style guide	Vau 001027714
American Rebel Toons Catalogue	VA 1-398-871
Blackbeard	VA 2-030-342

Blackbeard the Pirate	VA 2-030-318
Blue Bolt	VA 1-888-958
Bounce the Jeep	VA 1-888-956
Buddy the Little Taxi	VA 1-888-954
Captain Hook the Pirate	VA 2-029-865
Captain Hook	VA 2-030-350
Cars Deck	VA 2-005-396
Cars	VA 2-029-855
Cinderella	Vau 972-884
Dinoworld Deck	VA# PENDING
Dinosaurs of the Jurassic Period	Vau 1-358359
Dracula	VA 2-046-601
Fairy Tale Academy	TX 7-412-761
Fairy Tale Academy School of Performing Arts	VA 1-780-657
Fairy Tale Academy School of Performing Arts	VA 1-780-290
Fairytale Princess Green	Vau 1-023-021
Fairytale Princess logo	VA PENDING
Fairy Tale Rising Book One:Once Upoon a Zombie	VA 1-799-505

Famous Pirates of the World	VA 2-030-343
Final 2016 Princess Style Guide	VA 2-030-081
Frankenstein	VA 2-046-605
FTH Where Dreams Begin	VA 1-866-658
FTH Where Dreams Begin logo	VA 1-860-985
FTH Where Magic Happens	VA 1-872-002
Goldilocks	VA 2-046-656
Green Fairy Tales;Green Toons;Green Tales;Fairytale Green	Vau 1-017-084
Green Princess	Vau 1-023-021
Ice Princess Collection Snowqueen Hans Christian Andersen The Toon Studio	Vau 1-206-633
Itty Bitty Princess logo	VA 2-140-343
Itty Bitty The Little Mermaid	VA 2-169-698
Itty Bitty Cinderella	VA 2-169-696
Itty Bitty Snow White	VA 2-180-110
Itty Bitty Sleeping Beauty	VA 2-188-261
Itty Bitty Rapunzel	VA Pending
Itty Bitty Tinker Bell	VA Pending
Itty Bitty Belle	VA 2-169-695
J.M. Barries Peter Pan-A Junior Elf Book	Txu 2-275-839
Junior Elf Book-The Little Mermaid	Txu 2-275-687
Junior Elf Anime Characters Deck	
Junior Elf Fairytale Princess	VA 1-761-304
Lazy Automobile	VA 2-046-653
Little Fire Engine	VA 2-046-648
Little Mermaid	VA 2-046-668
Little Red Riding Hood	VA 2-046-643
Long John Silver the Pirate	VA 2-030-357
Long John Silver	VA 2-030-356
Mad Hatter	VA 2-046-630
New Wizard of Oz	VA 2-046-602
Orange Flame	VA 1-888-947
Original Cars Junior Elf Auto Club	Vau 1-026-786
Original Monsters Toon Studio	VA 2-057-178

Peter Pan	VA 2-030-139
Peter Rabbit	VA 2-005-402
Pinkerbell	VA 1-419-891
PINOCCHIO STYLE GUIDE	Vau 1-257-839
Pixie Chicks	VAu001021468
Pocahontas Toon Studio	VA 2-046-625
Pocahontas Toon Studio	VA 2-046-661
Pop Art Deck 2016	VA 2-046-687

Pop Art Hero Deck 2016	VA 2-046-686
Preschool Princess	VA 2-046-632
Props the Runaway Plane	VA 1-888-953
Puss & Boots	VA 2-046-681
Rapunzel	VA 1-874-875
Rebel Toons	Vau 1-001-136
Rebel Toons	Vau 972-125
Rebel Toons 2016	VA 2-057-094
Rebel Toons Catalogue Archive #2	Vau 748-350
Rebel Toons Catalogue Archive #4	Vau 753-929
Rebel Toons Catalogue Archive #5	Vau 953-868
Rebel Toons Catalogue Archive#3	Vau 749-005
Rebel Toons Catalogue of Characters	Vau 1-001-136
Rebel Toons Style Guide 2008	VA 1-669-595
Red Rocketor	VA-1-888-944
Robo Tinker Bell	VA 2-355-378
Robo Cinderella	VA 2-355-358
Robo Rapunzel	VA 2-355-359
Robo Sleeping Beauty	Serial # 98522681
Robo Snow Queen	VA 2-355-360
Robo Pinocchio	VA 2-355-361
Robo Snow White	VA 2-355-362
Robo Little Mermaid	VA 2-355-366
Robo Belle	VA 2-355-365
Robo Peter Pan	VA 2-355-379
Rudyard Kipling's the Jungle book A Junior Elf Classic Book	Vau 1-257-841
Sleeping Beauty	Vau 969-061
Snow Queen Deck	VA 2-005-399
Snow White	Vau 969-072
Teen Alice	VA 1-872-003
Teen Belle	VA 1-872-007
Teen Cinderella	VA 1-872-009
Teen Little Mermaid	VA 1-872-001
Teen Peter Pan	VA 2-046-638
Teen Pinocchio	Vau 1-205-705
Teen Prince Charming	Vau 1-205-710
Teen Rapunzel	VA 1-872-013
Teen Sleeping Beauty	VA 1-872-010
Teen Snow White	VA 1-872-012
Teen Snow White	VA 1-874-877
Teen Tinker Bell	VA 1-872-048
Teen Wicked Witch	VA 1-872-005

Teenage Princess	VA 2-046-669

Teeny Toon Studio Royal Princesses	VA 2-046-628
Tenika The Princess and the Pea	VA 2-046-666
The Adventures of Pan in Neverland	VA 2-029-869
The Pixie Chicks;Sugar Plum Fairy, Tinkerbell, Tooth Fairy	Vau 1-026-798
Toddler Princess	Vau 1-310-174
The Jungle King Cub	Vau 1-347-522
The Jungle King	Vau 1-347-520
The Toon Studio Fairytale Princess	VA 2-046-670
The Toon Studio Fairytale Princess logo	VA 2-139-327
The Toon Studio Beauty & the Beast deck	VA 2-097-856
The Toon Studio of Beverly Hills	Vau 1-001-137
The Toon Studio Original Fairies	Vau 1-026-775
The Toon Studio Rapunzel -A Junior Elf Book	
Toon Studio's Goldilocks	VA 2-046-656
The Tooth Fairy	VA 1-657-657
Tinker Bell in Pink	Vau 976-652
Toon Idol	Vau 752-871
Toon Studio Research and Development	Vau 1-446-200
Toon Studio of Beverly Hills 2008 Style Guide	VA 1-623-216
Toon Studio of Beverly Hills Catalogue Arch#1	Vau 953-876
Toon Studio of Beverly Hills Tinker Bell	Vau 972-883
Toon Studio's Famous Pirates of the World	VA 2-030-343
Toon Studio of Original Fairies Sugar Plum Fairy	VA 1-657-656
Toon Studio-Junior Elf Arch#1	Vau 959-640
Volksy	VA 1-888-957
Volksy#2	VA 1-888-960
Werewolf	VA 2-046-608
Wonderful Wizard of OZ	Vau 1-257-840
Dia de Muertos Sleeping Beauty Day of the Dead	Vau 1-383-608
Dia de Meurtos Snow White Day of the Dead	Vau 1-383-608
Dia de Muertos Cinderella Day of the Dead	Vau 1-383-608
Toon Studio Fairy Tale Princess Original	03-2014-061912315200-01
The Toon Studio Princess Original	03-2013-090512504000-01
Original Cars Junior Elf Auto Club	03-2013-090512483200-01
Curvy Princess	Vau 1-430-888
Curvy Snow White	VAu 1-437-869
Curvy Cinderella	VAu 1-437-873
Curvy Sleeping Beauty	VAu 1-437-871
Crypto Princess	VA Pending
Crypto Sleeping Beauty	VAu 1-437-929
Crypto Snow White	VA Pending

Crypto Cinderella	VA Pending
Cyber Cinderella	VA 2-289-664
Cyber Sleeping Beauty	VA 2-289-657
Cyber Snow White	VA 2-289-666
Pixel Princess	Vau 1-437-692
Black Tooth Fairy	VAu 1-437-841
Black Sugar Plum	VAu 1-437-827
Black Tinker Bell	VAu 1-437-796
Black Sleeping Beauty	VAu 1-437-792
Black Cinderella	VAu 1-437-790
Black Snow White	VAu 1-437-789

Vampire Sleeping Beauty	Vau 1-444-089
Vampire Cinderella	Vau 1-444-091
Vampire Snow White	Vau 1-443-992
Christmas Sleeping Beauty	Vau 1-444-935
Christmas Cinderella	Vau 1-443-988
Christmas Snow white	Vau 1-443-989
Robot Little Mermaid	VAu 1-437-712
Robot Peter Pan	VAu 1-437-703
Robot Sleeping Beauty	VAu 1-437-699
Robot Cinderella	VAu 1-437-697
Robot Snow White	VAu 1-437-694
Pixel Cinderella	Vau 1-437-692
Pixel Sleeping Beauty	Vau 1-439-267
Pixel Snow White	Vau 1-439-274
Once Upon a Zombie	VA 1-817-012
Once Upon a Zombie Catalogue	VA 1-801-847
Once Upon a Zombie tm	VA 1-841-545
Once Upon a Zombie Princess tm	VA 1-907-518
Big Bad Zombie Wolf	Vau 1-214-399
ONCE UPON A ZOMBIE BOOK ONE: THE COLOR OF FEAR	
ONCE UPON A ZOMBIE BOOK TWO: THE LORD OF THE CURTAIN	
Z Machines Zombie Cars	VA 1-860-984
Zombie Alice	VA 1-908-208
Zombie Aladdin	VA 1-874-883
Zombie Belle	VA 1-908-212
Zombie Cars Character Art	VA 2-005-401
Zombie Cinderella	VA 1-908-206
Zombie Hansel & Gretel	VA 1-874-651
Zombie Little Mermaid	VA 1-907-527
Zombie Little Red Riding Hood	VA 1-874-874
Zombie Peter Pan	VA 1-907-526

Zombie Pocahontas	VA 1-907-525
Zombie Rapunzel	VA 1-907-520
Zombie sleeping Beauty	VA 1-908-211
Zombie Snow White	VA 1-907-523
Snow White Zombie	Vau 1-105-730
Zombie Tinker Bell	VA 1-907-529
Zombie Tinker Bell	VA 1-874-880

Literary Copyrights

Title		Copyright Date		Registration Number		Renewal Registration Number		Renewal Date		Copyright Expiration Year
Cinderella		10/15/1956		A00000259099		RE0000221527		Renewed in 1984		2051
Alice In Wonderland		1/15/1951		A0000053224		RE0000029510		Renewed in 1979		2046
Sleeping Beauty		7/21/1959		A00000405163		RE0000361385		Renewed in 1987		2054

Snow White and the Seven Dwarfs		12/28/1959		A00000428308		RE0000360553		Renewed in 1987		2054
Snow White and Rose-Red		2/15/1968		A972963		A972963		Autorenewed by U.S. Copyright Office		2062
Mary Had a Little Lamb		6/10/1955		A00000190582		RE0000178418		Renewed in 1983		2050
Hiawatha		8/29/1950		A0000048103		RE0000001941		Renewed in 1978		2045
The Freight Train		7/5/1956		A00000245823		RE0000221512		Renewed in 1984		2051
Little Red Riding Hood		1/15/1951		A00000053227		RE0000029513		Renewed in 1979		2046
Noah’s Ark		5/23/1952		A00000067564		RE0000074068		Renewed in 1980		2047
Pochahontas		5/10/1957		A00000285524		RE0000261330		Renewed in 1985		2052
Puss In Boots		6/10/1955		A00000197931		RE0000178423		Renewed in 1983		2050
Rumpelstiltskin		10/14/1959		A00000413714		RE0000360550		Renewed in 1987		2054
The Three Bears Visit Goldilocks		1/23/1951		A00000053229		RE0000029515		Renewed in 1979		2046
The Ugly Duckling		9/25/1959		A00000411322		RE0000360548		Renewed in 1987		2054
Humpty Dumpty and Other Mother Goose Rhymes		6/25/1952		A00000068500		RE0000074064		Renewed in 1980		2047
Jack and the Beanstalk		6/22/1951		A0000057184		RE000032708		Renewed in 1979		2046
Jack and the Beanstalk		7/1/1969		A91838		A91838		Autorenewed by U.S. Copyright Office		2064
Peter Rabbit		12/18/1953		A00000118602		RE0000104921		Renewed in 1981		2048
The Sleeping Beauty		12/26/1951		A00000062935		RE0000032720		Renewed in 1979		2046
The Gingerbread Man		5/17/1954		A00000140649		RE0000144143		Renewed in 1982		2049
Aesop’s Fables		10/9/1952		A00000071203		RE0000074074		Renewed in 1980		2047
Alphabet Walks		1973		A531847		A531847		Autorenewed by U.S. Copyright Office		2068
AMOS Learns to Talk: The Story of a Little Duck		1/23/1951		A00000053228		RE0000029514		Renewed in 1979		2046
Animal ABC Book		1/3/1964		A832900		A832900		Autorenewed by U.S.		2059

								Copyright Office		
The Animal Show*										2060
Baby Sister*										2059
Bedtime Stories		4/18/1955		A00000183767		RE0000178415		Renewed in 1983		2050
Billy Whisker's Twins		5/16/1956		A00000237678		RE0000221500		Renewed in 1984		2051
Billy's Treasure		7/1/1972		A375778		A375778		Autorenewed by U.S. Copyright Office		2067
Bronto the Dinosaur*										2062
Building a Skyscraper		1974		A531848		A531848		Autorenewed by U.S. Copyright Office		2068
The Bunny Twins*										2059
The Busy Ants		1974		A531846		A531846		Autorenewed by U.S. Copyright Office		2068
The Busy Book		5/28/1952		A00000067565		RE0000074067		Renewed in 1980		2047
The Busy Bulldozer		6/23/1952		A00000068502		RE0000074063		Renewed in 1980		2047
The Cap That Mother Made		2/15/1968		A972966		A972966		Autorenewed by U.S. Copyright Office		2062
Chatterduck		2/15/1968		A972965		A972965		Autorenewed by U.S. Copyright Office		2062
Chester the Little Pony		7/13/1951		A00000057639		RE0000032713		Renewed in 1979		2046
The Children That Lived in A Shoe		7/13/1951		A00000057640		RE0000032714		Renewed in 1979		2046
Choo-Choo the Little Switch Engine		10/14/1954		A00000157506		RE0000144141		Renewed in 1982		2049
Copy-Kitten		7/15/1957		A00000308367		RE0000266774		Renewed in 1985		2052
Cowboy Eddie		6/20/1950		A00000045130		RE0000002792		Renewed in 1978		2045
Cowboys		2/10/1958		A324052		A324052		Autorenewed by U.S. Copyright Office		2053
Crosspatch		2/18/1964		A852071		A852071		Autorenewed by U.S. Copyright Office		2059
Crybaby Calf		4/3/1957		A00000282940		RE0000266760		Renewed in 1985		2052

Davy's Little Horse	6/21/1956	A00000241843	RE0000221501	Renewed in 1984	2051
Early One Morning*					2058

The Elves and The Shoemaker	6/12/1959	A00000394424	RE0000360541	Renewed in 1987	2054
The Emperor's New Clothes	11/1/1968	A42778	A42778	Autorenewed by U.S. Copyright Office	2063
Farm Animals	4/2/1957	A00000284141	RE0000266759	Renewed in 1985	2052
Farm Babies	6/26/1956	A00000244728	RE0000221509	Renewed in 1984	2051
A Farm For Andy	7/20/1951	A00000057638	RE0000032712	Renewed in 1979	2046
The Farmer in the Dell	2/15/1968	A972964	A972964	Autorenewed by U.S. Copyright Office	2062
Freddie's Private Cloud	8/1/1971	A308771	A308771	Autorenewed by U.S. Copyright Office	2066
From Tadpoles to Frogs	1974	A531844	A531844	Autorenewed by U.S. Copyright Office	2068
Funland Party	7/13/1953	A00000100102	RE0000104914	Renewed in 1981	2048
Fussbunny	11/28/1955	A00000213103	RE0000178427	Renewed in 1983	2050
A Garden is Good	9/23/1963	A852073	A852073	Autorenewed by U.S. Copyright Office	2058
Happy Holidays	11/30/1953	A00000116385	RE0000104920	Renewed in 1981	2048

Hey Diddle, Diddle and Other Nonsense Rhymes	6/21/1956	A00000241844	RE0000221502	Renewed in 1984	2051
Hide-Away Puppy	12/15/1952	A00000073781	RE0000074069	Renewed in 1980	2047
Homes in the City	1974	A531845	A531845	Autorenewed by U.S. Copyright Office	2068
The Honeybee	7/1/1972	A375779	A375779	Autorenewed by U.S. Copyright Office	2067
Hopaway Joey*					2062
Jeepers the Little Frog*					2060

Jo Jo		12/29/1964		A852072		A852072		Autorenewed by U.S. Copyright Office		2059
Johnny and the Birds		6/20/1950		A00000045129		RE0000002791		Renewed in 1978		2045
Johnny the Fireman		4/30/1954		A00000138020		RE0000144147		Renewed in 1982		2049
Larry the Canary		8/3/1959		A00000405159		RE0000360606		Renewed in 1987		2054
Let's Grow Things*										2062
The Lion and the Mouse		11/1/1968		A42777		A42777		Autorenewed by U.S. Copyright Office		2063
Little Cub Scout		12/29/1961		A851(illegible)		A851(illegible)		Autorenewed by U.S. Copyright Office		2059
Little Friends: Kittens, Puppies, Bunnies		12/26/1951		A00000062937		RE0000034403		Renewed in 1979		2046
Little Lost Kitten: Story of Williamsburg		7/2/1956		A00000243985		RE0000221506		Renewed in 1984		2051
The Little Mailman of Bayberry Lane		6/6/1952		A00000067956		RE0000074066		Renewed in 1980		2047
Little Majorette		6/15/1959		A00000399962		RE0000360546		Renewed in 1987		2054
Little Miss Muffet and Other Nursery Rhymes		12/10/1956		A00000263179		RE0000221528		Renewed in 1984		2051
Little Skater		12/7/1959		A00000421196		RE0000360618		Renewed in 1987		2054
Look For a Rainbow		6/1/1972		A375780		A375780		Autorenewed by U.S. Copyright Office		2067
Looking In and Other Poems		11/1/1968		A42773		A42773		Autorenewed by U.S. Copyright Office		2063
Lucinda the Little Donkey		12/15/1952		A00000073782		RE0000074073		Renewed in 1980		2047
Misty the Wonder Pony		6/26/1956		A00000244729		RE0000207325		Renewed in 1984		2051
Mommy Cat and Her Kittens		7/24/1959		A00000441638		RE0000360620		Renewed in 1987		2054
Mr. Bear's House		6/3/1957		JP0000005406		RE0000260928		Renewed in 1985		2052
Muggins Becomes a Hero		10/10/1965		A846896		A846896		Autorenewed by U.S.		2060

				Copyright Office	
Muggins' Big Balloon	29-Dec	A852142	A852142	Autorenewed by U.S. Copyright Office	2059
Muggins Mouse	4/21/1964	A846897	A846897	Autorenewed by U.S. Copyright Office	2059
Muggins Takes Off	12/29/1964	A852144	A852144	Autorenewed by U.S. Copyright Office	2059
My Happy Day: A Word Book	7/24/1951	A00000057636	RE0000034402	Renewed in 1979	2046
Nancy Plays Nurse	8/6/1965	A846226	A846226	Autorenewed by U.S. Copyright Office	2060
Number 9 the Little Fire Engine	8/29/1950	A00000048102	RE0000001940	Renewed in 1978	2045
The Old Woman and Her Pig	10/9/1952	A00000071202	RE0000074075	Renewed in 1980	2047
Our Animal Friends	10/15/1956	A00000259097	RE0000221525	Renewed in 1984	2051
Our Auto Trip	6/16/1952	A00000067957	RE0000074065	Renewed in 1980	2047
Outdoor Fun	7/23/1953	A00000100447	RE0000104916	Renewed in 1981	2048

Parakeet Peter	3/31/1954	A00000132949	RE0000144149	Renewed in 1982	2049
Peaky Beaky*					2062
People Who Work at Night	1974	A531838	A531838	Autorenewed by U.S. Copyright Office	2068
Pets	3/31/1954	A00000132948	RE0000144150	Renewed in 1982	2049
Pillowtime Tales	10/15/1956	A00000239098	RE0000221526	Renewed in 1984	2051
Plump Pig	7/2/1956	A00000243987	RE0000221507	Renewed in 1984	2051
Pocahontas - A Little Indian Girl of Jamestown	5/10/1957	A00000285524	RE0000261330	Renewed in 1985	2052
Pokey Bear	4/16/1965	A852070	A852070	Autorenewed by U.S. Copyright Office	2060
The Pony Twins	2/18/1964	A852075	A852075	Autorenewed by U.S. Copyright Office	2059

Popcorn Party	1/20/1953	A00000079519	RE0000082086	Renewed in 1980	2047
Prayers and Graces For A Small Child	4/18/1955	A00000183768	RE0000178416	Renewed in 1983	2050
A Present For the Princess	5/4/1959	A00000389607	RE0000360582	Renewed in 1987	2054

Princess and the Pea	12/29/1965	A854471	A854471	Autorenewed by U.S. Copyright Office	2060
Pudgy the Little Bear	7/15/1948	A24131	A24131	Autorenewed by U.S. Copyright Office	2059
Puppies to Love	8/1/1971	A308770	A308770	Autorenewed by U.S. Copyright Office	2066
Read Me Some Poems	11/1/1968	A42774	A42774	Autorenewed by U.S. Copyright Office	2063
A Rocket For A Cow*					2060
Santa's Rocket Sleigh	5/22/1957	A00000288597	RE0000266764	Renewed in 1985	2052
The Seven Wonderful Cats	8/22/1956	A00000250650	RE0000221514	Renewed in 1984	2051
The Smart Little Mouse	8/29/1950	A00000048104	RE0000002800	Renewed in 1978	2045
Sparky the Fire Dog	12/9/1954	A00000164876	RE0000144138	Renewed in 1982	2049
Stories of the Christ Child	7/23/1953	A00000100446	RE0000111702	Renewed in 1981	2048
The Story of David*					2060
The Story of Joseph	8/4/1965	A852078	A852078	Autorenewed by U.S. Copyright Office	2060
Surprise!	12/10/1956	A00000263454	RE0000221529	Renewed in 1984	2051

The Teddy Bear Twins	4/16/1965	A846219	A846219	Autorenewed by U.S. Copyright Office	2060
Teddy the Terrier	8/22/1956	A00000250649	RE0000221513	Renewed in 1984	2051
The Ten Commandments for Children	6/26/1956	A00000244730	RE0000221511	Renewed in 1984	2051
Three Little Bunnies	8/29/1950	A00000048101	RE0000002799	Renewed in 1978	2045

Three Little Puppies	2/7/1951	A00000053338	RE0000029516	Renewed in 1979		2046
Time For Everything	6/1/1972	A375781	A375781	Autorenewed by U.S. Copyright Office		2065
Timothy Tiger	8/3/1959	A00000405160	RE0000360607	Renewed in 1987		2054
A Trip in Space	11/1/1968	A42776	A42776	Autorenewed by U.S. Copyright Office		2063
Tubby Turtle	8/3/1959	A00000405161	RE0000360608	Renewed in 1987		2054
Turtles Turn Up on Tuesday	6/1/1972	A375782	A375782	Autorenewed by U.S. Copyright Office		2065
The Twenty-Third Psalm	9/28/1964	A852145	A852145	Autorenewed by U.S. Copyright Office		2059
Volksy the Little Yellow Car	1/13/1965	A840989	A840989	Autorenewed by U.S. Copyright Office		2060

When God Imagined A World	9/28/1964	A840990	A840990	Autorenewed by U.S. Copyright Office		2059
Who Wants a Pop Can Park?	1/1/1972	A575777	A575777	Autorenewed by U.S. Copyright Office		2067
Wild Animals	12/26/1951	A00000064874	RE0000032723	Renewed in 1979		2047
Alexander Kitten	1/2/1959	A00000372038	RE0000360580	Renewed in 1987		2054
All Around the City	4/1/1968	A985030	A985030	Autorenewed by U.S. Copyright Office		2062
The Animal Fair	3/23/1964	A843269	A843269	Autorenewed by U.S. Copyright Office		2059
Animal Mysteries	7/1/1971	A263026	A263026	Autorenewed by U.S. Copyright Office		2066
The Animals at the Seashore*						2061
Animals Talk to Me*						2061

The Animals Bus Ride		9/8/1965		A843267		A843267		Autorenewed by U.S. Copyright Office		2060
The Animals Tea Party		4/16/1965		A843266		A843266		Autorenewed by U.S. Copyright Office		2060
The Animals Train Ride		12/18/1953		A00000118604		RE0000104923		Renewed in 1981		2048

The Baby Animal Zoo		7/1/1971		A263025		A263025		Autorenewed by U.S. Copyright Office		2066
Baby's Own Mother Goose		7/1/1969		A91834		A91834		Autorenewed by U.S. Copyright Office		2064
Backyard Circus		2/1/1968		A968226		A968226		Autorenewed by U.S. Copyright Office		2062
The Bears' Picnic		5/17/1954		A00000140647		RE0000144145		Renewed in 1982		2049
Benjie Engie		8/21/1950		A00000047288		RE0000002794		Renewed in 1978		2045
Beth's Happy Day*										2061
The Big Red Apple		7/1/1969		A91829		A91829		Autorenewed by U.S. Copyright Office		2063
Bobby's Magic Blanket		1974		A531842		A531842		Autorenewed by U.S. Copyright Office		2068
Captain Kitty		6/16/1951		A00000057183		RE0000032707		Renewed in 1979		2046
Davy Deer's New Red Scarf*										2061
The Disposal Truck		7/1/1969		A91833		A91833		Autorenewed by U.S. Copyright Office		2064
Dolls From Many Lands		7/1/1975		A690299		A690299		Autorenewed by U.S. Copyright Office		2070

The Elves and the Shoemaker*										2061
Farm Animals*										2061
Farm Pets		5/17/1954		A00000140648		RE0000144144		Renewed in 1982		2049

Feathered Friends	7/15/1957	A00000308365	RE0000266773	Renewed in 1985	2052
Feeding Time at the Zoo	7/1/1971	A263021	A263021	Autorenewed by U.S. Copyright Office	2066
Fire Fighters	7/1/1971	A262822	A262822	Autorenewed by U.S. Copyright Office	2066
Fireman Joe	6/15/1959	A00000395628	RE0000360585	Renewed in 1987	2054
Five Beds For Bitsy	1/15/1951	A00000053226	RE0000029512	Renewed in 1979	2046
The Flying Sandbox	12/29/1952	A00000097367	RE0000074072	Renewed in 1980	2047
The Giant's Shoe	2/1/1968	A968225	A968225	Autorenewed by U.S. Copyright Office	2062
Hickory Dickory Dock	3/24/1964	A843270	A843270	Autorenewed by U.S. Copyright Office	2059
Hide-Away Animals	7/15/1957	A00000308364	RE0000266772	Renewed in 1985	2052
Hoppity Skip	7/1/1971	A262824	A262824	Autorenewed by U.S. Copyright Office	2066

How Chicks are Born	4/1/1968	A985029	A985029	Autorenewed by U.S. Copyright Office	2062
How Seeds Travel*					2071
Humpty Dumpty and Other Mother Goose Rhymes	6/25/1952	A00000068500	RE0000074064	Renewed in 1980	2047
I Like	9/1/1965	A851700	A851700	Autorenewed by U.S. Copyright Office	2060
I Once Knew*					2062
Jack and the Beanstalk	6/22/1951	A00000057184	RE0000032708	Renewed in 1979	2046
Jack Sprat					2063
Johnny's Secret		A690288	A690288	Autorenewed by U.S. Copyright Office	2070
Kittens	7/23/1953	A00000100443	RE0000105638	Renewed in 1981	2048
Let's Find Koala Bears	7/1/1969	A91832	A91832	Autorenewed by U.S.	2064

				Copyright Office	
Let's Read About Rocks	7/1/1969	A91837	A91837	Autorenewed by U.S. Copyright Office	2064
Little Bird	5/26/1964	A851703	A851703	Autorenewed by U.S. Copyright Office	2059

Little Bo-Peep	8/11/1966	A864433	A864433	Autorenewed by U.S. Copyright Office	2061
Little Boy Blue's Horn	4/26/1965	A851705	A851705	Autorenewed by U.S. Copyright Office	2060
Little Donkey	5/26/1964	A851708	A851708	Autorenewed by U.S. Copyright Office	2059
Little Elephant	6/15/1959	A00000395629	RE0000360605	Renewed in 1987	2054
Little Lamb's Hat	12/29/1952	A00000097368	RE0000074071	Renewed in 1980	2047
The Little Red Boot*					2061
Little Toy Train	9/2/1965	A851710	A851710	Autorenewed by U.S. Copyright Office	2060
Look! A Parade*					2061
The Magician's Counting Book	1974	A531837	A531837	Autorenewed by U.S. Copyright Office	2068
Mailman Mike	1/2/1959	A00000372039	RE0000360581	Renewed in 1987	2054
Me Myself and God*					2060
A Moth is Born	4/1/1968	A985036	A985036	Autorenewed by U.S. Copyright Office	2062
Mr. Flopears	7/1/1969	A91840	A91840	Autorenewed by U.S. Copyright Office	2064

The Mulberry Bush	7/1/1969	A91831	A91831	Autorenewed by U.S. Copyright Office	2064
My Birthday Book*					2062

My Cowboy Book	4/1/1968	A985032	A985032	Autorenewed by U.S. Copyright Office	2062
My First Picture Book of Christmas Carols*					2074
My Indian Book	7/1/1969	A91830	A91830	Autorenewed by U.S. Copyright Office	2063
My Magic Telephone	(illegible)	A690292	A690292	Autorenewed by U.S. Copyright Office	2070
My Oak Tree	1974	A531839	A531839	Autorenewed by U.S. Copyright Office	2068
Nubbins and the Tractor	12/26/1951	A00000062936	RE0000032721	Renewed in 1979	2046
Peek-A-Boo and Other Games for Toddlers	5/4/1965	A851709	A851709	Autorenewed by U.S. Copyright Office	2060
The Pet Parade	7/1/1969	A91839	A91839	Autorenewed by U.S. Copyright Office	2064
Peter and His Prayers	6/30/1966	A852074	A852074	Autorenewed by U.S. Copyright Office	2061

A Picnic in the Park	1974	A531840	A531840	Autorenewed by U.S. Copyright Office	2068
Pillowtime Tales	10/15/1956	A00000259098	RE0000221526	Renewed in 1984	2051
Raggedy Goat and Other Verses	4/1/1968	A985034	A985034	Autorenewed by U.S. Copyright Office	2062
Road Builders*					2071
Seashells For Katy and Andy	1974	A531841	A531841	Autorenewed by U.S. Copyright Office	2068
The Sleeping Tree Mystery	(illegible)	A690291	A690291	Autorenewed by U.S. Copyright Office	2070
The Sparrows' Nest	7/1/1969	A91835	A91835	Autorenewed by U.S.	2064

				Copyright Office	
The Story of Old King Cole	7/1/1975	A4690291	A4690291	Autorenewed by U.S. Copyright Office	2070
Teeny Teeny Tiny Giraffe	(illegible)	A690290	A690290	Autorenewed by U.S. Copyright Office	2070
A Thousand Candy Santas*					2072
Tie My Shoe	4/7/1964	A833279	A833279	Autorenewed by U.S. Copyright Office	2059
Time for a Rhyme*					2061

Timmy Mouse	6/22/1951	A00000057186	RE0000032710	Renewed in 1979	2046
Tommy's Tooth	4/1/1968	A985031	A985031	Autorenewed by U.S. Copyright Office	2062
The Town Mouse and the Country Mouse	1974	A531838	A531838	Autorenewed by U.S. Copyright Office	2068
The Treasure Trunk	4/1/1968	A985033	A985033	Autorenewed by U.S. Copyright Office	2062
A Walk in the Zoo	7/1/1971	A263023	A263023	Autorenewed by U.S. Copyright Office	2066
A Walk with Grandpa	2/1/1968	A968227	A968227	Autorenewed by U.S. Copyright Office	2062
What Are Daisies For?	7/1/1975	A690295	A690295	Autorenewed by U.S. Copyright Office	2070
What Can I Do?	4/10/1961	A495739	A495739	Autorenewed by U.S. Copyright Office	2066
What's in the Bakery Truck	4/1/1968	A985035	A985035	Autorenewed by U.S. Copyright Office	2062
Buddy the Little Taxi	09.17.2021	TX 9-015-623		Active	Life of Author + 70 years

The Pixie Chicks: Sugar Plum Fairy, Tinker Bell, The Tooth Fairy	09.17.2021	TX 9-036-413			Active	Life of Author + 70 years
The Jungle Book	09.17.2021	TX 9-015-608			Active	Life of Author + 70 years
Beauty and the Beast	09.17.2021	TX 9-015-605			Active	Life of Author + 70 years
Snow Queen: A Tale of Ice and Snow	09.17.2021	TX 9-015-600			Active	Life of Author + 70 years
The Snow Maiden	09.17.2021	TX 9-015-594			Active	Life of Author + 70 years
Rapunzel	8/28/2021	TXu002275811			Active	Life of Author + 70 years
The Little Mermaid	8/22/2021	Txu002275687			Active	Life of Author + 70 years
Snow Queen	09.17.2021	TX 9-015-589			Active	Life of Author + 70 years

Registered Trademarks

The company has 150 trademarks in its library, with 120 registered and 30 pending approval from the USPTO.

Serial Number		Registration Number		Word Mark		Country
BRAND: ONCE UPON A ZOMBIE						
86773329		5200789		ZOMBIE SNOW QUEEN		USA
86615107		5125073		ZOMBIE PRINCE CHARMING		USA
86564392		5091935		ZOMBIE PINOCCHIO		USA
86483048		4906077		HAUNTINGLY BEAUTIFUL		USA
86623018		5209891		ZOMBIE TINKER BELL		USA
86382352		4727063		ONCE UPON A ZOMBIE		USA
90802145		6686744		ONCE UPON A ZOMBIE		USA
85978984		4403514		ONCE UPON A ZOMBIE		USA
86256629		4634365		ZOMBIE PRINCESS		USA

85723001	4956152	ZOMBIE ALICE	USA
85706113	4822434	ZOMBIE CINDERELLA	USA
85706110	4822433	ZOMBIE SNOW WHITE	USA
86533016	5,209,891	ZOMBIE TINKER BELL	USA
85706104	4752257	ZOMBIE SLEEPING BEAUTY	USA
85723011	4552398	ZOMBIE PRINCESS	USA
85723009	4463715	ZOMBIE LITTLE MERMAID	USA
85723007	4475860	ZOMBIE BELLE	USA
85722997	5027339	ZOMBIE RAPUNZEL	USA
88097813	5721397	ZOMBIE PETER PAN	USA
97205968		ZOMBIE WINNIE THE POOH	USA
	1170172	ONCE UPON A ZOMBIE	EUROPE
	1194946	ZOMBIE PRINCESS	EUROPE
	1194947	ONCE UPON A ZOMBIE	RUSSIA
	1227371	ZOMBIE CINDERELLA	EUROPE
	1227372	ZOMBIE SNOW WHITE	EUROPE
	1194946	ZOMBIE PRINCESS	EUROPE
	1227373	ZOMBIE SLEEPING BEAUTY	EUROPE
	1453966	PRINCESAS ZOMBIE WORD MARK	MEXICO
	1453162	ONCE UPON A ZOMBIE WORD	MEXICO
	1686778	ONCE UPON A ZOMBIE	MEXICO
	1702553	ONCE UPON A ZOMBIE & DESIGN	MEXICO
906570620		ONCE UPON A ZOMBIE WORD	BRAZIL
906570662		ONCE UPON A ZOMBIE WORD	BRAZIL
905570743		ONCE UPON A ZOMBIE WORD	BRAZIL
906570522		ONCE UPON A ZOMBIE	BRAZIL

BRAND: TEENAGE PRINCESS					
BRAND: FAIRY TALE HIGH					

86564390	5,120,074	TEEN PRINCE CHARMING	USA
86533027	4989621	TEEN CINDERELLA	USA
86533022	4989620	TEEN SNOW WHITE	USA
86564389	5,166,959	TEEN PINOCCHIO	USA
86533005	4989619	TEEN SLEEPING BEAUTY	USA
86532994	5115108	TEEN PETER PAN	USA
87295587	5,265,227	TEEN POCAHONTAS	USA
85846823	4745896	TEEN RAPUNZEL	USA
85691066	4268360	TEEN SNOW	USA
85690747	4268359	TEEN BEAUTY	USA
85690744	4298259	TEEN CINDY	USA
85918615	4461610	TEEN WICKED WITCH	USA
85846819	4392310	TEEN BELLE	USA
85831049	4395776	TEEN ALICE	USA
87353364	5290599	TEENY TOON STUDIO ROYAL PRINCESS	USA
86377060	4716036	TEENAGE PRINCESS	USA
85541877	4190802	TEENAGE PRINCESS	USA
85507516	4197676	TEENAGE PRINCESS	USA

86078938	4633898	TEENAGE PRINCESS	USA
90831698	6693994	TEEN LITTLE MERMAID	USA
86093668	4804650	FAIRY TALE HIGH	USA
86019783	4614901	FAIRY TALE HIGH	USA
85695916	4264759	FAIRY TALE HIGH	USA

	1662003	Fairy Tale High	MEXICO
	1444101	Fairy Tale High logo	MEXICO
	1702552	Fairy Tale High Where Magic Happens & design poses	MEXICO
	1444100	Fairy Tale High Where Magic Happens logo	MEXICO
	223772-01	Fairy Tale High	PANAMA
BRAND: JUNIOR ELF AND TOON STUDIO FAIRY TALE PRINCESS			
85824006	4410281	JUNIOR ELF FAIRYTALE PRINCESS	USA
77662670	4056676	JUNIOR ELF FAIRYTALE PRINCESS	USA
87273325		FAIRYTALE PRINCESS LOGO	USA
87273335		FAIRYTALE PRINCESS MASTHEAD	USA

90642415	7183537	CINDERELLA PICTURE PLAY RECORDS.PR7B THE RECORD GUILD OF AMERICA INC, NEW YORK 18,N.Y.	USA
	1415522	Junior Elf Fairy Tale Princess	MEXICO
	1662001	Junior Elf Fairy Tale Princess	MEXICO
	903786591	Junior Elf Fairy tale Princess & design	BRAZIL
	202374-01	Junior Elf Fairytale Princess (& Design)	PANAMA
	903787180	The Toon Studio Princess Original & design	BRAZIL
	8906978	Toon Studio Princess Original & logo	CHINA
	1415523	The Toon Studio Fairy Tale Princess&Design	MEXICO
	1702556	The Toon Studio Princess Original & design	MEXICO

		1392992	The Toon Studio Princess Original &design	MEXICO
		1662004	Toon Studio Princess Original	MEXICO
		999996	Toon Studio Fairy Tale Princess	MEXICO
		202376-01	The Toon Studio Princess Original &design	PANAMA
		226571-01	The Toon Studio Princess Original &design	PANAMA
BRAND: JUNIOR ELF ORIGINAL CARS				

		3801626	ORIGINAL CARS JUNIOR ELF AUTO CLUB	USA
77505846		5,441,070	BUDDY THE LITTLE TAXI TAXI	USA
87176137			JUNIOR ELF ORIGINAL CARS LOGO	USA
97147195		903786729	Original Cars Junior Elf Auto club & design	BRAZIL
		1428408	Original Cars & design	MEXICO
		1389030	Original Cars Junior Elf Auto Club & design	MEXICO
		202378-01	Original Cars Junior Elf Auto Club & design	PANAMA
		226573-01	Original Cars Junior Elf Auto Club & design	PANAMA
BRAND: ZOMBIE CARS				
86015984		5,161,351	ZOMBIE CARS	USA
22559196			ZOMBIE CARS	CHINA
BRAND: THE TOON STUDIO OF BEVERLY HILLS				
77351843		3471897	THE TOON STUDIO OF BEVERLY HILLS	USA

77886261		3824399	THE TOON STUDIO OF BEVERLY HILLS	USA
		903786982	The Toon Studio of Beverly Hills	BRAZIL

	8906977	The Toon Studio of Beverly Hills	CHINA
	1217951	Toon Studio of Beverly Hills	MEXICO
	202373-01	The Toon Studio of Beverly Hills	PANAMA
BRAND: ORIGINAL FAIRIES			
77662074	3809067	ORIGINAL FAIRIES	USA
87425218	5,323,851	ORIGINAL FAIRIES	USA
	903787148	Original Fairies & design	BRAZIL
	9192243	Original Fairies & design	CHINA
	21254866	Original Fairies & design	CHINA
	1419092	Original Fairies & design	MEXICO
	202372-01	Original Fairies & design	PANAMA
BRAND: LITTLE MERMAID			
77645931	3838651	LITTLE MERMAID	USA
BRAND: SNOW QUEEN			
86886490	5,079,718	THE SNOW QUEEN	USA
86905361	5,277,265	THE SNOW QUEEN	USA
86597473	5,097,293	THE SNOW QUEEN	USA
86496765	5064887	SNOW MAIDEN	USA
86567841	5,096,203	ICE PRINCESS COLLECTION SNOWQUEEN HANS CHRISTIAN ANDERSEN-THE TOON STUDIO	USA
88468688	5,971,526	ICE PRINCESS COLLECTION SNOWQUEEN HANS CHRISTIAN ANDERSEN-THE TOON STUDIO	USA
	909195978	Snow Queen the Toon Studio	BRAZIL
	909196060	Snow Queen the Toon Studio	BRAZIL
	1702555	Snow Queen & Design	MEXICO
	1662002	The Snow Queen	MEXICO

			239691-01		Snow Queen the Toon Studio		PANAMA
BRAND: PRESCHOOL PRINCESS							
86850977			5,147,893		PRE-SCHOOL PRINCESS		USA
BRAND: POP ART PRINCESS							
86944569			5,111,319		POP ART PRINCESS		USA
			1702554		Pop Art Princess		MEXICO
BRAND: JUNIOR ELF BOOK							
87131288			5,170,391		JUNIOR ELF BOOKS		USA
86247513			4605616		JUNIOR ELF BOOK		USA
87243591			5,228,097		JUNIOR ELF		USA
BRAND: ALADDIN							
87173838			5,268,008		1001 ARABIAN NIGHTS		USA
			21254861		The Flying Carpet logo		CHINA
BRAND: PIRATES: CAPTAIN HOOK, LONG JOHN SILVER, BLACKBEARD							
87179054			5,498,542		FAMOUS PIRATES OF THE WORLD		USA
BRAND: BEAUTY & THE BEAST							
87385221			5286334		BEAUTY & THE BEAST		USA
BRAND: PETER PAN							
87186250			6,396,790		THE ADVENTURES OF PAN IN NEVERLAND		USA
BRAND: DAY OF THE DEAD PRINCESS							
88684476					DIA DE MUERTOS SLEEPING BEAUTY DAY OF THE DEAD		USA

88684470			DIA DE MUERTOS CINDERELLA DAY OF THE DEAD	USA
88684474			DIA DE MUERTOS SNOW WHITE DAY OF THE DEAD	USA

97593728			DIA DE MUERTOS PRINCESA	USA
BRAND: DINOSAURS OF THE JURASSIC PERIOD				
	21254863		Dinosaurs of the Jurassic Period word mark	CHINA
BRAND: CYBER PRINCESS				
97247242			CYBER SNOW WHITE	USA
97247231			CYBER SLEEPING BEAUTY	USA
97247222			CYBER CINDERELLA	USA
97248858			NEVER NEVER LAND, SECOND REALM TO THE RIGHT	USA
97247252			THE ENCHANTED FOREST	USA
97247261			OZ, SOMEWHERE OVER THE RAINBOW	USA
97247315			WONDERLAND, WE'RE ALL MAD HERE	USA
BRAND: ROBOSTARS				
98018483			ROBO BELLE	USA

98018472			ROBO LITTLE MERMAID	USA
98018465			ROBO SNOW WHITE	USA
98018456			ROBO RAPUNZEL	USA
98018481			ROBO PINOCCHIO	USA
98018476			ROBO SNOW QUEEN	USA
98018467			ROBO CINDERELLA	USA
98018460			ROBO PETER PAN	USA
98018448			ROBO TINKER BELL	USA
98018487			ROBOSTARS	USA

Perks

Time-Based Perks

Investors in this Offering will have the ability to earn bonus shares of the company's Class B Common Stock. The percentage of bonus shares available to an investor will change based on when they invest in the Offering. The below table indicates the available bonuses percentages for the amount of cumulative shares issued:

Bonus Tier	Time Period	Bonus Shares
Early Access	November 5 to November 13	20%
Bonus Tier 1	November 13 to November 19	15%
Bonus Tier 2	November 26 to December 3	10%
Bonus Tier 3	December 4 to December 17	5%

International Investors Time-Based Bonuses

Investors from outside of the United States who invest in this Offering before December 5th will earn an additional 20% bonus shares. This does not stack with the other time-based bonuses. This perk will apply retroactively to all international investors.

Notes on Bonus Tiers:

a) All time periods begin at the conclusion of the previous period and end at 11:59 pm Pacific Daylight Time (6:59 am Coordinated Universal Time ("UTC")).

b) The Company is not issuing partial shares. Any calculation of bonus shares to be issued, whose product reflects the issuance of a partial share, will be rounded down, to the nearest whole share and issued to the Purchaser at the close of the Offering.

<u>Existing Investor Perks</u>

Individuals who invest in this Offering and were previously investors in Elf Labs can earn the following:

- 15% bonus shares on their investment
- 6 months free of Elf Mobile when they sign up for a 12-month Elf Mobile subscription.

Volume Based Perks

Investors in this Offering can also earn bonus shares if they invest above a certain dollar amount. The below table indicates the available bonus percentages:

Dollar Amount	Bonus Shares
$2,500+	5%
$5,000+	10%
$10,000+	15%
$25,000+	20%

The volume-based perks are not stackable with either of the time-based perks. The Existing Investor Perk is stackable with either the volume or one of the time-based perks. This makes 35% the highest available bonus for an investor, which could be achieved if an existing investor invests $20,000 or more. These bonus shares will be the same Class B Common shares being sold in this offering. The volume-based perks will apply to individual investments, so one investor investing multiple times can earn a volume-based bonus on each of their investments.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

Non-Equity Perks

All investors in this offering will be eligible to receive 3 months free of Elf Mobile when they sign up for a 12-month Elf Mobile subscription. This will not stack with the 6 months free of Elf Mobile available for Existing Investors.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We are expanding into content creation, a field in which we have limited experience.

As we look to capitalize on the strength of our characters and develop ourselves as a new brand, we are working to develop content across several media platforms. While we have successfully leveraged our existing copyrights to generate revenue through licensing fees, content creation is a new field for us, and comes with the potential for unforeseen challenges as we work to develop our original series, website, and mobile game applications.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Class B Non-voting Common Stock at $2.25 per share, plus a 2.5% Investor Transaction Fee, see "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings, this includes the issuance of shares to our employees of our parent company, see "Related Party Transactions -- Shares to our Parent's Employees" below. You should not invest if you disagree with this valuation. See "Dilution" for more information.

- The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

We are expanding into the Mobile Virtual Network Operator ("MVNO") market, a field in which we have limited experience.

As we look to capitalize on the strength of our characters and develop ourselves as a new brand, we are working to provide a family-friendly mobile offering that capitalizes the strength of our IP to attract parents to the product as an appealing option for their child's mobile phone plan. While we have successfully leveraged our existing copyrights to generate revenue through licensing fees, the MVNO industry is a new field for us, and comes with the potential for unforeseen challenges as we work to develop our mobile plan.

Our products are in development and have not yet been completed.

Our development of new media featuring our characters is currently in development and has not been completed. There is the risk of unforeseen delays to production slowing down our timeline, which can delay our path to profitability. These same risks exist as we work to develop our website and mobile gaming applications as well.

We are relying on the existing strength of our IP to attract consumers to our products

We are reliant on how much our characters resonate with the global audience. While this is a reasonable assumption, shifts in perceptions of these characters, which is a factor outside of the control of the company, could potentially have a negative impact on the strength and attractiveness of our products and our character library to consumers.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.

Our success will depend in part on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may invest in projects that end up losing money. Even if one or more of our projects are successful, we may lose money in others.

Entertainment projects can be risky, and often budgets run over.

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

Even if a project is successful, it is likely to take a long time for us to realize profits.

Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years. Even when we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

We face competition from a variety of content creators that sell similar products and have better resources than we do.

The industries in which we operate are competitive, and our results of operations are sensitive to, and may be adversely affected by, competitive pricing, promotional pressures, additional competitor offerings and other factors, many of which are beyond our control. While the company believes that its platform and product are unique, it is not the only option for family friendly entertainment. Additionally, competitors may replicate our business ideas and produce directly competing products. Our primary competition comes from competitors such as The Walt Disney Company, Nickelodeon Studios, and the Cartoon Network. We have sought a competitive advantage by leveraging our classic character IP with innovative technology to create engaging and interactive entertainment experiences across multiple platforms, setting us apart from traditional media companies and potentially attracting a dedicated fan base. While we do not believe that this value proposition is specifically offered by our competitors, our competitors have greater financial resources and more developed marketing channels than we do, which could impact our ability, through our licensees, to secure distribution thereby decreasing our revenues or affecting our profitability and results of operations.

Inaccurately anticipating changes and trends in popular culture, media and movies, fashion, or technology can negatively affect our sales.

While trends in the toddler to tween sector change quickly, we respond to trends and developments by modifying, refreshing, extending, and expanding our product offerings on an on-going basis. However, we operate in extremely competitive industries where the ultimate appeal and popularity of content and products targeted to this sector can be difficult to predict. We believe our focus on "content with a purpose" serves an underrepresented area of the children market; however, if the interests of our audience trend away from our current properties toward other offerings based on current media, movies, animated content or characters, and if we fail to accurately anticipate trends in popular culture, movies, media, fashion, or technology, our products may not be accepted by children, parents, or families and our revenues, profitability, and results of operations may be adversely affected.

The production of our animated content is accomplished through third-party production and animation studios around the world, and any failure of these third parties could negatively impact our business.

As part of our business model to manage cash flows, we have partnered with a number of third-party production and animation studios around the world for the production of our new content in which these partners fund the production of the content in exchange for a portion of revenues generated in certain territories. We are reliant on our partners to produce and deliver the content on a timely basis meeting the predetermined specifications for that product. The delivery of inferior content could result in additional expenditures by us to correct any problems to ensure marketability. Further, delays in the delivery of the finished content to us could result in our failure to deliver the product to broadcasters to which it has been pre-licensed. While we believe we have mitigated this risk by aligning the economic interests of our partners with ours and managing the production process remotely on a daily basis, any failures or delays from our production partners could negatively affect our profitability.

We cannot assure you that our original programming content will appeal to our distributors and viewers or that any of our original programming content will not be cancelled or removed from our distributors' platforms.

Our business depends on the appeal of our content to distributors and viewers, which is difficult to predict. Our business depends in part upon viewer preferences and audience acceptance of our original programming content. These factors are difficult to predict and are subject to influences beyond our control, such as the quality and appeal of competing programming, general economic conditions and the availability of other entertainment activities. We may not be able to anticipate and react effectively to shifts in tastes and interests in markets. A change in viewer preferences could cause our original programming content to decline in popularity, which could jeopardize renewal of agreements with distributors. Low ratings or viewership for programming content produced by us may lead to the cancellation, removal or non-renewal of a program and can negatively affect future license fees for such program. If our original programming content does not gain the level of audience acceptance we expect, or if we are unable to maintain the popularity of our original programming, we may have a diminished negotiating position when dealing with distributors, which could reduce our revenue. We cannot assure you that we will be able to maintain the success of any of our current original programming content or generate sufficient demand and market acceptance for new original programming content in the future. This could materially adversely impact our business, financial condition, operating results, liquidity and prospects.

Failure to successfully market or advertise our products could have an adverse effect on our business, financial condition and results of operations.

Our products are marketed worldwide through a diverse spectrum of advertising and promotional programs. Our ability to sell products is dependent in part upon the success of these programs. If we or our licensees do not successfully market our products or if media or other advertising or promotional costs increase, these factors could have an adverse effect on our business, financial condition, and results of operations.

The failure of others to promote our products may adversely affect our business.

The availability of retailer programs relating to product placement, co-op advertising and market development funds, and our ability and willingness to pay for such programs, are important with respect to promoting our properties. In addition, although we may have agreements for the advertising and promotion of our products through our licensees, we will not be in direct control of those marketing efforts and those efforts may not be done in a manner that will maximize sales of our products and may have a material adverse effect on our business and operations.

We may not be able to keep pace with technological advances.

The entertainment industry in general, and the music and motion picture industries in particular, continue to undergo significant changes, primarily due to technological developments. Because of the rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors could have on potential revenue from, and profitability of, distributing entertainment programming. As it is also impossible to predict the overall effect these factors could have on our ability to compete effectively in a changing market, if we are not able to keep pace with these technological advances, our revenues, profitability and results from operations may be materially adversely affected.

Failure in our information technology and storage systems could significantly disrupt the operation of our business.

Our ability to execute our business plan and maintain operations depends on the continued and uninterrupted performance of our information technology ("IT") systems. IT systems are vulnerable to risks and damages from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our and our vendors' servers are potentially vulnerable to physical or electronic break-ins, including cyber-attacks, computer viruses and similar disruptive problems. These events could lead to the unauthorized access, disclosure and use of non-public information. The techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. If our computer systems are compromised, we could be subject to fines, damages, litigation and enforcement actions, and we could lose trade secrets, the occurrence of which could harm our business. Despite precautionary measures to prevent unanticipated problems that could affect our IT systems, sustained or repeated system failures that interrupt our ability to generate and maintain data could adversely affect our ability to operate our business.

Our internal computer systems, or those of our collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption and cause our business and reputation to suffer.

In the ordinary course of business, our internal computer systems and those of our current and any future collaborators and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we do not believe that we have experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could adversely affect our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. Any such access, disclosure or other loss of such information could result in legal claims or proceedings and damage our reputation.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our ability to compete in the animated content and entertainment industry depends, in part, upon successful protection of our proprietary IP. We protect our property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited, or no, practical protection in some jurisdictions. It may be possible for unauthorized third parties to copy and distribute our productions or portions of our productions. In addition, although we own most of the music and IP included in our products, there are some titles which the music or other elements are in the public domain and for which it is difficult or even impossible to determine whether anyone has obtained ownership or royalty rights. It is an inherent risk in our industry that people may make such claims with respect to any title already included in our products, whether or not such claims can be substantiated. If litigation is necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the resulting diversion of resources could have an adverse effect on our business, operating results or financial condition.

Risks Related to the Securities in this Offering

There is no current market for any shares of the Company's stock.

There is no formal marketplace for the resale of any of the Company's Common Stock. Shares of Common Stock may be traded on the over-the-counter market to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. The Company currently has no plans to list any of its shares on any OTC or similar exchange.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of New York. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Securityholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
David Phillips	CEO	2023-Present	Full-time
Directors:			
David Phillips	Director	2023-Present	5
Marianne Phillips	Director	2025-Present	5

David Phillips

David Phillips is an accomplished entrepreneur and business leader, with a proven track record of success in multiple industries. He is the CEO of Elf Labs and began serving in that role in January, 2023. Elf Labs (previously Toon Studio) focuses on entertaining and enlightening through immersive entertainment, gaming, and consumer product licensing. Previously, David co-founded Jurny in January 2017, a hospitality tech company pioneering the next generation of tech-first, on-demand accommodations, scaling the company all over the US and Internationally, before leaving the day-to-day operations to take over Elf Labs.

Marianne Phillips

Marianne Phillips has been with Elf Labs since its inception in 2006. During that time, she has overseen day-to-day operations, managed the company's administrative functions, and handled all accounting responsibilities. Her previous experience involved executing similar responsibilities for another privately owned company, which she began working with in 1994.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table describes our capital structure as of October 2025:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued	Available
Class A Voting Common Stock	60,000,000	49,718,120	0	10,281,880
Class B Non-Voting Common Stock	10,000,000	2,370,681	0	7,629,319

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following information on the security ownership of management and others is as of December 1, 2024:

Class of Equity	Name of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Class A Voting Common Stock	Marianne Phillips	35,125,000	67.25%

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

	If Target Offering Amount Sold			If Max Offering Amount Sold	
Total Raise	$	10,000.00	%	$ 2,264,909.50	%
Offering Expenses					
Commissions & Variable					
Expenses, Net of Transaction Fees	$	850.00	8.5%	$ 192,517.31	8.5%
Fixed Costs	$	5,000.00		$ 5,000.00	
Net Proceeds	$	**4,150.00**		$ **2,067,392.19**	
Use of Proceeds		Amount		Amount	
Production Costs	$	4,150.00	100%	$ 826,956.88	40%
Payroll	$	0	0%	$ 620,217.66	30%
Marketing Costs	$	0	0%	$ 516,848.05	25%
General & Administrative	$	0	0%	$ 103,369.61	5%
Total Use of Proceeds	$	**4,150.00**		$ **2,067,392.19**	

General and Administrative expenses are the day-to-day operational expenses for the business excluding payroll. These can include but are not limited to rent, office supplies, office furnishings and equipment, professional services, legal fees, or regulatory fees.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by SetApartFS (FY2024 and FY2023). The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Memorandum.

Operating Results

For the fiscal year ended December 31, 2024, the Company had revenues of $264,751 compared to the year ended December 31, 2023, when the Company had revenues of $386,206. This decrease in revenue was related to licensing revenue the Company received from a single source in 2023 that it did not receive in 2024.

However, the Company recognized costs of net revenue of $44,529 in 2024, compared to $382,464 in 2023. This resulted in a 5700% increase in gross profit from 2023 to 2024.

In 2024, the Company recognized $1,941,493 in operating expenses, as compared to $854,757 in operating expenses for 2023. The largest driver for the increase in operating expenses was related to $940,904 spent on sales and marketing in 2024, versus $2,247 in 2023.

Liquidity and Capital Resources

As of December 31, 2023, the Company had cash on hand of $846,579 and as of December 31, 2024, the Company had cash on hand of $736,272.

This change is due to an increase in cash as the result of additional financing the Company received in 2024.

In October 2024, the Company closed a Regulation CF fundraise, resulting in $1,860,670.15 in gross proceeds, issuing 973,171 shares of Class B Common Stock. Additionally, in 2024, the Company raised $25,000 in additional capital pursuant to rule 506c of Regulation D.

In February 2025, the Company closed a second Regulation CF fundraise, resulting in $1,510,931.00 in gross proceeds and issuing 798,515 shares of Class B Common Stock.

In June 2025, the Company closed a third Regulation CF fundraise, resulting in $1,224,184.43 in gross proceeds and issuing 581,495 shares of Class B Common Stock.

As of October, 2025, the Company had cash on hand of $522,488.00

With a current burn rate of approximately $80,000 per month, the company can currently operate for approximately 6-7 more months without additional financing, assuming no change in the Company's revenue.

The Company currently has no other sources of capital beyond revenue from operations and planned equity financing rounds.

Plan of Operations and Milestones

The Company is currently working to develop its own original content featuring their copyrighted characters. They plan to make this content available directly to consumers online, while also exploring potential licensing deals with existing streaming platforms. The Company has previously licensed their characters for merchandising efforts and saw that their characters were extremely popular, providing confidence that their story and characters will resonate with audiences.

After establishing an initial go to market strategy and developing an audience, the Company plans to expand their efforts both into new mediums and into new characters. This will entail following the initial success of their original animated show with more shows utilizing different characters in the Company's portfolio, and also producing new content for immersive web experiences, mobile gaming, and exploring new merchandising opportunities.

As part of our strategy of growth, we anticipate future rounds of fundraising. These funds will be needed to help market the initial iterations of our product so that they can find an audience and establish our brand. We will also need additional funds to help develop more content and continue growing the company and scaling our operations.

RECENT OFFERINGS OF SECURITIES

Date	Offering Type	Class of Stock	Shares Outstanding	Capital Invested	Use of Proceeds
6/27/23	Regulation D 506b	Class B Non Voting Common Stock	TBD	$602,000.00	Operations, marketing, and business development
10/30/24	Regulation CF #1 on DealMaker	Class B Non Voting Common Stock	973,171	$1,860,670.15	Operations, marketing, and business development
12/20/24	Regulation D 506c	Class B Non Voting Common Stock	17,500	$25,000.00	Operations, marketing, and business development
5/8/2025	Regulation CF #2 on DealMaker	Class B Non Voting Common Stock	798,515	$1,510,904.35	Operations, marketing, and business development
8/27/2025	Regulation CF #3 on DealMaker	Class B Non Voting Common Stock	581,495	$1,224,184.43	Operations, marketing, and business development

INDEBTEDNESS

As of December 31, 2024,the company holds $511,163 of debt in the form of short-term loans and credit cards, $4,915 of which are loans payable to related parties. For more details on related party transactions, please refer to Note 2 of the Company's audited financial statements.

The Company holds no long-term debt.

Related Party Transactions

During the years ended December 31, 2024, and 2023, the Company engaged in transactions with related parties as follows:

The Company paid consulting fees of $230,700 and $261,500 to 52 Media for the years ended December 31, 2024, and 2023, respectively, for services rendered by William Phillips in his role as the Company's Chairman and Head of Creative.

The Company paid consulting fees of $253,000 and $232,500 to The DC Group for the years ended December 31, 2024, and 2023, respectively, for services rendered by David Phillips in his role as the Company's CEO.

As of December 31, 2024, and 2023, the Company had related party loans of $4,915 and $4,915, respectively. As of December 31, 2024, and 2023, the Company had related party receivables of $165,589 and $100,898, respectively. All loans are unsecured, non-interest bearing and due on demand.

As of December 31, 2024, and 2023, the Company had Accounts payable, related party of $383,780 and $388,280, respectively.

As of December 31, 2024, and 2023, the Company had Prepaid expense, related party of $38,000 and $0, respectively.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the company's Certificate of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

Class of Security	Class A Common Stock
Securities Authorized	60,000,000
Securities Outstanding	49,718,120
Voting Rights	The holders of the Class A Common Stock shall have exclusive voting rights on all matters requiring the vote of shareholders.
Class of Security	Class B Common Stock
Securities Authorized	10,000,000
Securities Outstanding	2,370,681
Voting Rights	Holders of Class B Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except as required by Delaware Law.

What it Means to be a Minority Holder

As an investor in Class B Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected DealMaker Transfer Agent LLC an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its prior funding, technology growth, partnerships, development and team, as well as historical revenue and revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Neither the Company nor any of its officers or managing members, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Annual reports

The Company plans to file its Form C-AR report with the SEC. These annual reports along with future reports will be posted on the Company's website: www.elflabs.com

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount, and 21 days from the offering's initiation has passed. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, www.elflabs.com. Updates regarding the Issuer's progress towards meeting the Target Amount of this Offering will be filed with the SEC on Form C-U.